                         UNITED STATES DISTRICT COURT
                         SOUTHERN DISTRICT OF FLORIDA
                                MIAMI DIVISION



AMERICAN INTERNATIONAL GROUP, INC.,
AND AIGF, INC.,

                                    Plaintiffs,
                                                    CASE NO. 98-0247-CIV-GRAHAM
                  v.                                    MAGISTRATE JUDGE DUBE

CENDANT CORPORATION, and SEASON
ACQUISITION CORP.,

                                    Defendants.

                                       /
---------------------------------------




                         DEFENDANTS' MEMORANDUM OF LAW
                     IN SUPPORT OF THEIR MOTION TO DISMISS
                     -------------------------------------

                             PRELIMINARY STATEMENT

                  On its face, AIG's complaint, which should be dismissed because it is a compulsory counterclaim and because of numerous other fatal defects, is a thinly-veiled public relations ploy wholly lacking in merit. Riddled with personal attacks on Cendant's Chief Executive Officer, Henry Silverman, and based on nothing more than selected quotes taken out of context from various articles, AIG's complaint is a transparent and vindictive - and unbecoming - attempt to sully the reputations of Cendant and its chief executive because they have dared to out-compete AIG for control of American Bankers.


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                  Stripped of its rhetoric, the bulk of the complaint attacks certain opinions expressed by Mr. Silverman during an analysts call, which occurred before Cendant commenced its tender offer. Obviously threatened by the overwhelming economic superiority of Cendant's bid, most of AIG's attacks focus on Mr. Silverman's opinion that Cendant's bid was on equal regulatory footing with AIG's proposed merger. In essence, AIG alleges that the stated view is misleading because it fails to adopt and disclose AIG's skewed and self-serving opinion that Cendant will have a more difficult time than AIG obtaining the necessary regulatory approvals - an opinion that is at odds with the opinions of independent analysts, such as analysts at Bear Stearns, which recently publicly validated Mr. Silverman's opinion: "From a regulatory perspective, the companies should be considered on equal footing, both in terms of probability and timing." (Bear Stearns Equity Research, dated February 12, 1997) (hereinafter, "Bear Stearns Report") (Emphasis supplied.) (Ex. A)

                  As the Bear Stearns Report states:

                  From a broader financial perspective, AIG is heralding its AAA-rating. But Cendant is also quite strong financially with an A-rating: the company notes that this is a higher debt rating than is currently enjoyed by American Bankers. Excluding assets and matched liabilities of its management programs, Cendant has long term debt of $1.3 billion (including about $800 million of convertible debt) and shareholders' equity of $4.5 billion. The company, in our view, has substantial unused debt capacity. In addition, we forecast Cendant's free cash flow at $1.3 billion for 1998 and $1.7 billion for 1999. In our check within the insurance industry, we find that Cendant's financial position would qualify it as a buyer from a regulatory perspective. Again, we conclude that both companies are qualified, serious potential buyers. In fact, because the deal is a cash/stock combination, Cendant may be better-positioned because its stock carries a higher multiple than that of AIG.
                  (Emphasis supplied.)


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                  In seeking to buttress its otherwise unsupported speculation concerning the relative timing of regulatory approvals, AIG engages in a lengthy personal attack on Mr. Silverman, suggesting, among other things, that regulatory approval will be delayed or denied because Cendant's earnings are allegedly "inflated" and Mr. Silverman has a "checkered business history."
But, AIG's disingenuous efforts to create the perception of a "regulatory timing gap" through its patchwork of disparaging statements of immaterial opinion fail to state a claim. As a matter of law, it is well established that statements of opinion are actionable only when "defendants either did not have these favorable opinions on future prospects when they made the statements or that the favorable opinions were without a basis in fact." In re Time Warner Inc. Securities Litig., 9 F.3d 259, 266 (2d Cir.
1993), cert. denied, 511 U.S. 1017 (1994)).

                  Here, the complaint is devoid of any allegation that Mr. Silverman did not have the favorable view he expressed or that there was no basis for the opinion. Indeed, the statements of AIG's own agents supply ample basis in fact and demolish its spurious allegations:

         o AIG's own financial advisor, Goldman Sachs, reaffirmed Cendant for its Priority List of most highly recommended stocks.

         o The Goldman Sachs analyst picked Cendant as his number one stock pick for 1998.

         o In a report dated January 22, 1998, the Goldman Sachs analyst stated that "Cendant is a cash flow machine currently generating $1.3 billion in free cash flow annually, "and that "[t]here are very few [other] 25% growth stories in the market with the liquidity of $31 billion market cap that are insulated from the Asian economic crisis."


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Furthermore, Cendant already has been approved by the Insurance Departments in both New York and Colorado to run an insurance company and has been approved by other regulatory authorities to participate in other highly regulated industries.

                  Conversely, Mr. Silverman's "equal footing" opinion is fortified by a wealth of extremely troubling information about AIG, Maurice Greenberg its chairman and the secretive companies that control AIG, that no doubt will occupy regulators reviewing AIG's regulatory application. After all, given AIG's own public track record, there is more than ample basis to believe Cendant is more likely than AIG to gain regulatory approval, and that approval may be quicker for Cendant once regulators focus on AIG and the shadowy off-shore companies that its chairman, Maurice Greenberg, uses to secretly control AIG.

         o AIG is controlled by a private, little-known group of three mysterious entities -- Starr International Company, Inc., an off-shore company registered in Panama; The Starr Foundation; and C.V. Starr & Co.

         o These Starr entities are, in turn, controlled by AIG's Chairman Maurice Greenberg by virtue of his stock ownership and his control over the boards of these entities which are populated by his subordinates.

         o Over the past 15 years, these Starr entities have received hundreds of millions of dollars of payments from AIG. And the Starr entities -- as well as Greenberg -- conveniently use their structure to avoid full disclosure of their activities.

         o From 1973 through 1996, Starr entities received net payments of over $432 million from AIG in "commissions" for the production of insurance business.

         o The Starr Foundation's certificate of incorporation states it shall be operated exclusively for "religious, charitable, scientific, literary or educational purposes," and that "no part ... shall [be] to the benefit of or be distributed to any member, director or officer of the corporation or any other private individual." Further, it states that "no substantial part ... shall be carrying on propaganda or otherwise attempting to influence legislation...." Yet, The

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                  Washington Post (May 2, 1996) raised allegations that AIG
                  may have used the foundation to buy political influence with the Republican Party.

                  Given this substantial, if not overwhelming, evidence of control over AIG, these Starr entities and Greenberg, who controls them and ultimately AIG, their failure to separately file forms for insurance regulatory approval - which the Starr entities filed with the Office of Thrift Supervision to become a savings and loan holding company -- will substantially delay AIG's application. In this context, AIG's claims that Mr. Silverman's view of an equal regulatory footing is legally way off base.

                  Of similar ilk are the suggestions by AIG that an alleged former association with Drexel Burnham Lambert would delay Cendant's regulatory approval. In reality, these allegations turn to bite AIG and Greenberg. Under the direction of Greenberg, AIG formed a partnership with Drexel Burnham & Lambert, and after its demise maintained a close association with, and has employed, several former senior officials of the bankrupt Drexel Burnham Lambert to speculate in high risk junk bonds and other exotic financial products -- referred to by AIG as "wild things".

         o "In 1987, both [Howard] Sosin [, formerly of Drexel Burnham Lambert,] and [Randall] Rackson began working at a start-up company, AIG-FP [AIG Financial Products, Inc.], formed to engage in business relating to derivatives and other complex financial products. AIG-FP was a joint venture owned by
                  Sosin and AIG [American International Group] .... The senior management team for the joint venture was composed of Sosin, Rackson, and Barry Goldman, an associate of Sosin and head of derivative research at Drexel Burnham Lambert ... ."
                  Rackson v. Sosin, No. 95 Civ. 1105 (LAP), 1997 WL 786940, at *1 (S.D.N.Y. Dec. 22, 1997).

         o        "In May of 1988, non-defendant Drexel Burnham Lambert Group,
                  Inc. ... and defendant American International Group ...
                  formed TriCapital, Ltd. ..., a Bermuda-based corporation,
                  the assets of which were to be invested in a diversified pool of high-yield, short-term, non-investment grade, corporate

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                  debt securities, commonly known as junk bonds." Columbia
                  Savs. & Loan Assoc. v. American Int'l Group, Inc., No. 91 Civ. 0589 (MJL), 1994 WL 114828, at *1 (S.D.N.Y. Mar. 31,
                  1994). Tri-Capital was "intended to bring a wide range of investors to the junk bond market," as reported in Corporate Financing Week on May 23, 1988, and was managed by a partnership of Drexel Burnham and AIG Capital. When Tri-Capital's junk bond invest ments failed, some of its investors sued, charging AIG with misrepresenting its experience with junk bonds and allowing Drexel to use Tri-Capital "as a vehicle to unload securities it had underwritten which would otherwise have been difficult or impossible to place." Columbia Savs. & Loan Assoc., 1994 WL 114828, *2.

         o A September 6, 1993 Investment Dealers Digest article states that, "Maurice (Hank) Greenberg recruited Sosin and a team of professionals from Drexel Burnham Lambert in 1987 to create AIG Financial Products," and that, "[n]ot only were some of AIGFP's investments headed south under Sosin, but the group was also engaging in ever-more exotic derivatives -- 'wild things,' as one AIG official calls them." (Emphasis supplied.)

         o A July 30, 1990 Crain's New York Business article reported that in March 1990, "AIG entered a joint venture agreement with three former top officials from Drexel Burnham Lambert Inc.," and that the division "now operating as AIG Trading from its Fort Lee, N.J., offices, is at the center of an international controversy." (Emphasis supplied.)

                  There is also little, if any, doubt that AIG's regulatory approval, at a minimum, will be delayed when insurance regulators meet to thoroughly investigate the highly unusual and unseemly transactions that Greenberg caused AIG to engage in to benefit his relative by marriage, Mel Harris. Among these was the $44 million acquisition of Fischbach Corp. which was operated by the notorious Victor Posner, described as a "corporate carnivore and convicted felon."

         o A June 24, 1990 article in Newsday states, "IF THERE EVER was a com pany with a curse on it, it has to be the Fischbach Corp., the New York-based electrical contracting company. Not only has Fischbach itself been devas tated by the takeover shenanigans of the 1980s, but so have the key players involved in the 1985 takeover of the company by Victor Posner."


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         o        "And now, yet another victim seems to be spattered by the
                  mud that seems to besmirch everyone who comes near
                  Fischbach: American International Group, and its chairman, Maurice (Hank) Greenberg. AIG, a huge, successful insurance holding company, is in the midst of buying Fischbach for $11 per share." Id.

         o "AIG took over the business in 1986. Guess what? It's having so much trouble getting paid that it had to take out second mortgages on Fischbach properties to ensure payment of more than $20 million of past-due premiums, has had to lend Fischbach money to keep it afloat and now has to go through a complicated and expensive takeover of its client to protect itself against losses on the policies that the client took out." Id.

         o "And Fischbach, it turns out, isn't just any piece of insurance business. It was business brought to AIG by Mel Harris, an insurance broker at Alexander & Alexander in Miami. Harris, a big producer at A&A, is related to Greenberg's wife -- they're cousins -- and socialize with Greenberg." Id.
                  (Emphasis supplied.)

         o "Harris says that despite his relationship with the Greenbergs, none of his business -- including the Fischbach business -- got any special treatment from AIG's underwriters. "Being a cousin of Mrs. Greenberg is not of any value when you are dealing with the surety department of AIG," Harris said wryly." Id.

         o "Harris' statement notwithstanding, the Harris-Greenberg relationship strikes me as a piece of information that I would like to have if I owned stock in either Fischbach or AIG. To me, it looks bad not to have disclosed this relationship, because it looks like AIG is hiding something. I also would be curious whether AIG has gotten Alexander &Alexander to bear part of AIG's effort and expense in tending to the Fischbach account." Id. (Emphasis supplied.)

         o A 1989 Business Week article reports that Mel Harris was close to Victor Posner's son as he attended high school with the Fischbach owner's son Steven. Posner attempted to sell his 53% stake in the company to Asher De Vere. Harris introduced DeVere to Posner. However, the deal collapsed. The article states that following the collapse, "trading in Fischbach shares on the New York Stock Exchange was halted. And that afternoon, Fischbach disclosed that DeVere's group in fact had no financing." The article reported that Harris stood to collect a $645,000 finder's fee. A Posner spokesperson


                                       7

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                  stated that it was Harris' association with AIG that lent
                  credibility to his introduction of DeVere's group. (Emphasis supplied.)

                  AIG's attempt to obtain regulatory approval, no doubt, will also be adversely affected by its notorious past business practices which have been characterized by one regulator as "repulsive":

         o        In 1992, one of AIG's executive vice presidents, Jeffrey W.
                  Greenberg -- Maurice Greenberg's son -- wrote an internal memo that stated that "Hurri cane Andrew provides 'an opportunity to get price increases now.'" Meg Fletcher & Douglas McLeod, AIG memo causes storm; Regulators vow to scrutinize rate hikes in wake of Hurricane Andrew losses, Bus. Ins., Sep. 14, 1992. "[T]he Florida insurance commissioner and state treasurer, ... froze AIG rates and premiums ... [to] give state officials time to investigate the insurer's rate-setting practices, including whether it has violated Florida laws against unfair trade practices or antitrust activities .... 'AIG ... better get this message now: We won't tolerate any company trying to take advantage of our citizens in the aftermath of this tragedy,'. . . ."
                  Id.

         o The same article noted that other state insurance commissioners also ex pressed outrage about AIG's apparent desire to capitalize on the devastation wrought by Hurricane Andrew. James H. Brown, the Louisiana insurance commissioner at the time, said "'[t]he fact that anyone would try to take advantage of victims of a storm and use them as a vehicle to get higher rates is nothing less than repulsive. ... I find it unbelievable that it would even cross someone's mind.'" Id. Salvatore Curiale, New York Insurance Superintendent at the time, said that "'[a]ny kind of public capital that they have gotten from what they did well in the hurricane is all kind of soured in the public mind because of the memo.'" Id.

         o A later article also noted that J. Robert Hunter, at the time the president of the National Insurance Consumer Organization and later the Texas Insurance Commissioner,
                  "blasted American International Group Inc. ... for its
                  attempt to raise rates following Hurricane Andrew, calling the move a 'blatant, us-first price-fixing strategy.'" Nancy
                  P. Johnson, New Texas job but same ol' Bob; Consumers to remain focus in new post, Bus. Ins., Oct. 18, 1993.

         o A 1997 article in Insurance Accountant reported that the California Depart ment of Insurance had "opened an investigation of AIG's business practices." Elizabeth Festa, AIG Becomes New Quackenbush Target, Ins. Acct., Jul. 21, 1997. In particular, "[t]he department ha[d] been alerted to AIG's attempt to


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                  disrupt the economic relations between Golden Eagle
                  [Insurance Co.] and its new owner, Liberty Mutual." Id. "Consumer complaints about [AIG's] insurance practices and conduct, coupled with the 'recent disturbing events in the Golden Eagle rehabilitation,' fueled the push for an investigation and a hearing, according to the department. Mark Lowder, enforcement chief for the department, said that the business practices under investigation are primarily those of allegedly spreading false statements to third parties." Id. "'We have received numerous complaints from consumers about AIG's conduct,' stated Joel Laucher, division chief of consumer services for the department." Id.; Golden Eagle caught up in a quagmire, San Diego Daily Transcript, July 18, 1997.

         o Another article reported that Dana Spurrier, a spokeswoman for California Insurance Commissioner Chuck Quackenbush, said that "[i]t appears AIG is doing everything they can to destroy the rehabilitation effort of Golden Eagle, and that's of utmost concern to us .... They're destroying the rehabilitation at the expense of consumers, policyholders, claimants, agents and everyone involved." California Regulators Probe AIG in Golden Eagle Feud, Best's Ins. News, Jul. 15, 1997.

                  AIG has also been widely criticized for its apparent pattern of bad faith claims handling practices. Such practices will also likely adversely affect AIG in the regulatory approval process.

         o An October 15, 1996 article in the Wall Street Journal described how AIG "battles" its policyholders and reported that Maurice Greenberg is known as the "'Paul Masson of the insurance industry' -- he pays no claims before their time." The same article reported that U.S. District Judge David Briones found that AIG's interpretation of its errors-and-omissions policy was so restrictive that it didn't cover "a single category of potential damages under Texas law."

         o The pattern apparently continues -- just last year, a Los Angeles jury awarded $10 million in punitive damages against AIG subsidiary Landmark Insurance Co. in an action brought by an insured, finding that Landmark had acted with "malice or fraud."

                  In light of the foregoing, Mr. Silverman had a reasonable - if not overwhelming - basis on which to express his view that Cendant would, at a minimum, stand on equal


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footing with AIG in the regulatory approval process. Accordingly, AIG has not, and cannot, state a claim under the federal securities laws. As discussed below, AIG's other allegations are similarly defective, and its complaint should therefore be dismissed in all respects..

                              STATEMENT OF FACTS

OVERVIEW OF PLAINTIFFS' CLAIMS.

                  AIG's claims relate generally to four subjects: (i) Mr. Silverman' s statements that the competing proposals are on "equal footing;"
(ii) Mr. Silverman's opinions regarding future growth and cost savings; (iii) Cendant's statements that its offer is not conditioned upon obtaining financing; and (iv) Cendant's alleged failure to disclose risks of a business downturn. These alleged false statements or omissions occurred in (i) a pre-tender offer conference call with analysts, (ii) Cendant's Schedule 14D-1 and (iii) Cendant's preliminary proxy statement. Accordingly, AIG has alleged that Cendant has violated Sections 14(a) and 14(e) of the Exchange Act. In addition, in order to end-run the standing requirements of the 1933 Act, AIG has alleged that Cendant has violated "Section 14(a) of the Exchange Act based upon violation of Section 5 of the 1933 Act." While AIG's prayer for relief suggests that it is seeking injunctive relief in the form of corrective disclosures, it has not filed a motion for preliminary injunctive relief. As shown below, none of AIG's claims has merit.

THE "EQUAL FOOTING" CLAIMS.

                  AIG claims that Mr. Silverman's statement that the two competing acquisi tion proposals are on "equal footing" is false because AIG has a different opinion as to how the regulators will proceed. Rather than allege "facts" in support of this claim, AIG attempts to buttress it with a series of alleged omissions. For instance, AIG alleges that Cendant has


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failed to disclose that it will have a difficult time obtaining regulatory approval because, according to AIG:

         o Cendant's financial condition cannot be evaluated with any degree of confidence because it has undertaken numerous acquisitions (Compl. P. 25(a));

         o Cendant has few tangible assets and has allocated its cost of purchasing companies to good will and other assets (Comp.
                  P. 25(b));(1)

         o Cendant's growth-by-acquisition strategy and large amounts of intangible assets will likely result in decreased earnings in the future (Compl. P. 25(c));(2)

         o Cendant's Chief Executive Officer, Henry Silverman, has a "checkered business history" because as head of Reliance Capital Corporation, Mr. Silverman conducted business with Drexel Burnham Lambert (Compl. P. 25(d));

         o Mr. Silverman has been affiliated with a number of companies which have gone into bankruptcy, including Days Inn of America, Amre, Inc. and John Blair & Company (Compl. P. 25(e)-(f)); and

         o Cendant "has limited experience in the business of insurance and clearly does not have the level and degree of experience of AIG." (Compl. P. 25(h)).

                  None of AIG's colorful statements suggests any improper conduct on the part of Mr. Silverman or Cendant, let alone securities fraud. For example, the various references to Drexel Burnham Lambert, Michael Milken and others are obviously designed to suggest

---------------

         (1) Notably, AIG has not alleged that Cendant has violated Generally Accepted Accounting Principles in any way. Even if it had made such allegations, they would not constitute a violation of the federal securities laws. See Stavroff v. Meyo, et al., C.A. No. 95-4118, slip op. at 12 (6th Cir. Nov. 12, 1997) ("Courts have determined that GAAP violations, standing alone, are not tantamount to securities fraud.").

         (2) AIG's assertion about the intangible nature of Cendant's assets should fool no one. Apparently, AIG believes that owning a decrepit, but tangible building is more valuable than owning the right to license names such as Avis, Days Inn and Century 21. The mere statement of AIG's proposition exposes it as absurd.


                                      11

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guilt by association. If these allegations are actionable -- which they are not -- AIG should have disclosed its own, apparently extensive, connections with Drexel Burnham Lambert.

                  With respect to AIG's opinions regarding Mr. Silverman's alleged "checkered business history," Cendant's alleged omissions cannot possibly be material because, among other reasons, AIG has presented a highly distorted picture based on selected data. If Cendant's alleged omissions were material - which they are not - a complete chronological summary of every business transaction Mr. Silverman ever undertook would be required. Obviously, the federal securities laws require no such thing. However, if they did, AIG's highly distorted picture would be adjusted to include the following:

         o Mr. Silverman left Days Inn in November of 1989, two years before it filed for bankruptcy. During that ensuing two-year period after his departure, material significant events such as the Gulf War, the recession, the collapse of the high-yield bond market and a government-induced collapse of certain segments of the financial markets resulted in a significant reduction in domestic travel and thus had a significant impact on Days Inn's performance.

         o As to alleged "decreases in quality of the lodging operations as a result of Cendant's franchising strategy" (Compl. P. 25(g)), an "Overall Image Summary" conducted by D.K. Shifflet & Associates, Ltd. for 1994-1996 shows that the quality in service for Ramada and Howard Johnson has increased during such chains' ownership by Cendant.

         o The management group that ran Amre prior to and at the time it filed for bankruptcy was already in place when HFS made its investment in the corporation, and established its licensor-licensee relationship. HFS played no role in the selection of the Amre Management group. HFS had only a 2% equity interest and had three non management directors on Amre's ten-person board of directors. HFS lost all of its investment along with the rest of the stockholders and also lost substantially all of the license fees payable to it.

         o John Blair & Co. entered bankruptcy proceedings 3 1/2 years after Mr. Silverman left the company.



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         o        With regard to the ERISA litigation, AIG conveniently fails to disclose that the District Court, which decided the case based on a stipulation of facts, explicitly noted that plaintiffs "do not allege any deliberate misconduct or improper delay on the part of defendants in carrying out their duties," and that the issues are of statutory duty and not of overreaching." The John Blair Communications, Inc. Profit Sharing Plan et al. v. Telemundo Group, Inc Profit Sharing Plan et al., 816 F. Supp. 949 (S.D.N.Y. 1993). The District Court further found that "Plaintiffs have not shown and do not even allege that the delay in transferring the assets was either undue or intentional." 816 F. Supp. at
                  952. Indeed, the District Court found in favor of the defendants. The Second Circuit, in reversing, observed that the failure to transfer the investment gains issue was "one of first impression in this Circuit and appears not to have been addressed elsewhere." The John Blair Communications, Inc. Profit Sharing Plan et al. v. Telemundo Group, Inc. Profit Sharing Plan et al. 26 F.3d 360, 363 (2d Cir. 1994). It should also be noted that the matters at issue were technical and legal in nature and that the defendants, including Henry Silverman, were represented by Dewey Ballantine LLP, counsel to American Bankers Insurance Group, Inc. here.

MR. SILVERMAN'S OPINIONS REGARDING GROWTH AND SAVINGS.

                  AIG claims that "Silverman's representations that $140 million in pre-tax synergies (mostly through increased revenues) would be achieved is knowingly false and misleading." (Compl. P. 28) In essence, AIG merely claims that Cendant's failure to disclose its contrary opinion amounts to fraud.(3) AIG pleads no fact which suggest that Cendant does not believe those savings can be achieved.

----------------

         (3) Cost savings will be achieved as Cendant mails and direct markets more than any other company and through a highly technologically sophisticated computer system. On the revenue side of the equation, Cendant plans to sell American Bankers' products through Cendant's channels, and plans to sell Cendant products through American Bankers' channels. In addition, American Bankers has various proprietary ideas for new distribution channels. While AIG suggests that Cendant's direct marketing business experience is irrelevant (Comp. P. 25(h)), American Bankers' 1996 Annual Report shows that "American Bankers leads all other insurance companies in third-party direct marketing and is ranked fifth overall on a list of 36 leading insurance direct marketers." 1996 Annual Report. As Cendant's and American Bankers' businesses overlap, the potential for other synergies is obvious.


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THE FINANCING CONDITION CLAIMS.

                  AIG's claim that Cendant has falsely stated that it has no financing conditions is frivolous. This contention is squarely refuted by Cendant's Schedule 14D-1 which identifies all conditions to Cendant's offer, and does not provide any "out" based on a failure to obtain financing. Financing is not a condition of the offer.

CENDANT'S ALLEGED FAILURE TO DISCLOSE RISKS OF A BUSINESS DOWNTURN.

                  AIG claims that Cendant has "failed to disclose that the partial currency of the Cendant Merger -- Cendant's common stock -- is likely to be as volatile as the stock of its predecessor HFS." (Compl. P. 32) Not only does AIG fail to plead any factual basis for its speculation, but as noted above, AIG's own financial advisor, Goldman Sachs, stated in a January 22, 1998 report that Cendant stock was a priority pick and Cendant's businesses, unlike AIG's, were "insulated from the Asian economic crisis."

                                   ARGUMENT

I.       THE COMPLAINT ATTEMPTS TO STATE COMPULSORY
         COUNTERCLAIMS AND SHOULD BE DISMISSED.

                  As a threshold matter, even if the Complaint otherwise stated a legally viable claim for relief -- and it does not -- it would have to be dismissed as it violates Federal Rule of Civil Procedure 13(a). The claims AIG attempts to assert here obviously arise from the same transactions as the claims alleged by Cendant in its earlier-filed action against American Bankers, its directors and AIG (Cendant Corp. et al. v. American Bankers Ins. Group, Inc. et al., Case No. 98-0159-Civ-Moore). Accordingly, they are therefore "compulsory counterclaims" within the meaning of Rule 13(a). See Tullos v. Parks, 915 F.2d 1192,

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1196 (8th Cir. 1990) (counterclaims were compulsory where "all the claims asserted by both sides in this case are part of the fight between the parties for control" of bank). Compulsory counterclaims which are improperly brought as a separate action must be dismissed. Adam v. Jacobs, 950 F.2d 89 (2d Cir.
1991) (citing 6 C. Wright, A. Miller & M. Kane, Federal Practice & Procedure ss. 1418, at 142-43 (2d ed. 1990)).

II.      THE CLAIM  IN THE COMPLAINT CONCERNING REGULATORY
         APPROVAL SHOULD BE DISMISSED.

         A.       THE REGULATORY CLAIM IS MOOT

                  Although the Complaint fails to state a claim for relief based on Mr. Silverman's statements about regulatory approval, the Court need not even reach that question because Cendant has filed the Complaint as an exhibit to an amendment to its Schedule 14D-1. As a result, insofar as the Complaint is premised on purported misstatements concerning a technical administrative matter such as insurance regulatory approval, such disclosure renders the Complaint moot and warrants dismissal. Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121, 1123-24 (S.D.N.Y. 1980).

                  In Avnet, the plaintiff alleged that the defendants had made false and misleading disclosures in their Schedule 13D because the defendants "failed to disclose that [defendant] Scope [Industries] was an unregistered investment company in violation of the Investment Company Act of 1940." Id. at 1122. The defendants, who believed that Scope was not an investment company, responded to the plaintiff's complaint by filing an amended Schedule 13D that summarized and denied the allegations of Avnet's complaint. Id. at 1124. The United States District Court for the Southern District of New York held that the defendants' amended Schedule 13D was "sufficient to cure any alleged omissions" concern ing Scope's status an investment company. Id. The court explained that "the purpose of the disclosure provisions of the securities laws is to see to it that the insider, management official, proxy solicitor, tender offeror or substantial shareholder, as the case may be, discloses to the investor the facts as truly believed by the disclosure." Id. at 1125 (emphasis added). Accordingly, the court dismissed the plaintiff's claim relating to the defendants' alleged failure to disclose Scope's status as an investment company. Id. at 1126. See also Union Pacific Resources Group, Inc.
v. Pennzoil Co., C.A. No. 4:97-CV-509-Y (N.D. Tex., Sept. 10, 1997) (Order) Exhibit B. ("because the September 8th amendment to Plaintiff's schedule 14D-1 contains the disclosures Pennzoil sought by way of injunction to require Plaintiffs to make, it is not necessary for the Court to make any finding that Plaintiff did, or did not, violate the Act nor whether the disclosures which were made were required").

         B.       THE REGULATORY APPROVAL CLAIM FAILS
                  TO STATE A CLAIM FOR RELIEF

                  On its face, AIG's attempt to debate the accuracy of Mr. Silverman's views concerning the timing of regulatory approvals fails to state a claim under the federal securities laws. As a matter of law, it is well established that statements of opinion are actionable only when "defendants either did not have these favorable opinions on future prospects when they made the statements or that the favorable opinions were without a basis in fact." In re Time Warner Inc. Securities Litig., 9 F.3d 259, 266 (2d Cir.
1993), cert. denied, 511 U.S. 1017 (1994)). Here, AIG has not alleged, and cannot allege, that Mr. Silverman did not believe his views were correct or that there was no factual basis for them.

Indeed, given all the positives concerning Cendant, including public statements from AIG's own financial advisor and the deluge of troubling information concerning AIG and its chairman, Mr. Silverman's "equal footing" prediction was reasonable as a matter of law.


III.     THE COMPLAINT FAILS TO STATE A CLAIM AND
         FAILS TO PLEAD FRAUD WITH PARTICULARITY.

                  The court should grant a motion to dismiss under Rule 12(b)(6) where the plaintiff can prove no set of facts consistent with the complaint that would entitle him or her to relief. Brown v. Budget Rent-A-Car Sys., Inc., 119 F.3d 922, 923 (11th Cir. 1997). In reviewing a motion to dismiss, the court construes the complaint in the light most favorable to the plaintiff. Honduras Aircraft Registry, Ltd. v. Government of Honduras, 129 F.3d 543, 545 (11th Cir. 1997). However, the court only takes as true those factual allegations that are "well-pleaded." Id.; Williams v. Alabama State University, 102 F.3d 1179, 1182 (11th Cir. 1997). The court "need not accept factual claims that are internally inconsistent; facts which run counter to facts of which the court can take judicial notice; conclusory allegations; unwarranted deductions; or mere legal conclusions asserted by a party." Response Oncology, Inc. v. Metrahealth Insurance Co., 978 F. Supp. 1052, 1058 (S.D. Fla. 1997).(4)

---------------

         (4) In reviewing a motion to dismiss, the court may consider the complaint, any documents attached to or incorporated therein, and facts of which the court is entitled to take judicial notice. Arango
         v. United Stated Dep't. of the Treasury, 115 F.3d 922, 923-24 & n.1 (11th Cir. 1997); Allen v. Newsome, 795 F.2d 934, 938 (11th Cir.
         1986). In particular, where securities fraud is alleged, the court may consider any documents that were required to be filed, and were filed, with SEC. Lovelace v. Software Spectrum Inc., 78 F3d 1015, 1017-18 & n.1 (5th Cir. 1996).

                  In determining whether the allegations of a complaint are sufficient to state a claim, Federal Rule of Civil Procedure 9(b) applies a heightened pleading standard -- "particularity" -- to claims of fraud. Zeid v. Kimberley, 930 F. Supp. 431, 433 (N.D. Cal. 1996). Under the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Rule 9(b)'s pleading burden of particularity applies to all securities fraud claims under the Securities Exchange Act of 1934. In re Silicon Graphics, Inc. Securities Litig., 970 F. Supp. 746, 752 (N.D. Cal. 1997) ("Congress intended to assure that the requirements of Rule 9(b) were met in all securities fraud cases
 ....").

                  The Reform Act requires that a complaint plead each statement alleged to be misleading with particularity, and mandates that a complaint set forth in detail "the reason or reasons why the statement is misleading." 15 U.S.C. ss. 78u-4(b)(1)(B). Where an allegation is made on information and belief, as here,(5) a complaint also must "state with particularity all facts on which that belief is formed." Id. A complaint that does not meet this requirement "shall" be dismissed. 15 U.S.C. ss. 78u-4(b)(3)(A).

                  Likewise, the Reform Act requires particularized pleading of the defendant's culpable state of mind -- a necessary element of Plaintiffs' claims. Smallwood v. Pearl Brewing Co., 489 F.2d 579, 606 (5th Cir.), cert. denied, 419 U.S. 873 (1974)) (liability under

-------------

         (5) Although Plaintiffs nowhere expressly state the basis for their various allegations, it can only be assumed that they do not claim personal knowledge of Mr. Silverman's alleged fraudulent intent. In any event, a plaintiff cannot avoid the pleading requirements accompanying allegations made "on information and belief" by failing to specify the basis for the pleading. See Hockey v. Medhekar, [1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) P. 99,465, at 97,081 (N.D. Cal. Apr. 15, 1997); Silicon Graphics, 970 F. Supp. at 763-64.

Section 14(e) requires proof of scienter); Chris-Craft Indus., Inc. v. Piper Aircraft Corp., 480 F.2d 341, 362 (2d Cir.), cert. denied, 414 U.S. 910 (1973)
(same); Union of Needletrades v. May Department Stores Co., 1997 WL 714886 (S.D.N.Y. Nov. 14, 1997), slip op. at *6 ("The strict pleading requirements of Fed. R.Civ. P. 9(b) apply to SEC Rule 14a-9 claims"). Accordingly, under the Reform Act, a complaint in any action brought under those sections must "with respect to each act or omission alleged to violate this title, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. ss. 77u-4(b)(2).

                  A straightforward application of these heightened pleading standards to the Complaint requires its dismissal.

         A. MR. SILVERMAN'S OPINIONS EXPRESSED IN A PRE-TENDER OFFER CONFERENCE CALL DO NOT STATE A CLAIM FOR SECURITIES FRAUD.

                  Most of AIG's claims are merely differences of opinion with certain statements made by Mr. Silverman during a January 27, 1998 call with analysts. These allegedly false and misleading statements concerned the timing of the regulatory process, future growth, and anticipated cost savings:

         o Cendant's bid to acquire American Bankers was on an "equal footing with AIG on the basis of timing" and "AIG is essentially no further along than we are" since regulatory approvals "usually take months to complete...." (Compl.P.
                  23);

         o "[w]e think we can add several million new policies outside the U.S. over the next few years." (Compl. P. 26); and

         o        "the combination of our companies should result in
                  considerable cost savings. ... In [telecommunications] we've already identified about $140 million of pre-tax synergies,..." (Compl. P. 27).

                  These so-called "claims" are not actionable as securities fraud. The federal securities laws do not require Cendant to disclose AIG's contrary opinions or beliefs. See Kahn v. Wien, 842 F. Supp. 667, 677 (E.D.N.Y. 1994) ("[t]he securities laws do not require that a proxy solicitation discuss all the arguments against, or all the alternatives to, the proposed course of action"); Abramson v. Nytronics, Inc., 312 F. Supp. 519, 524 (S.D.N.Y. 1970) (noting that proxy provisions of the securities laws "are aimed at disclosing all material facts, not at ensuring an exhaustive, dispassionate, and evenly balanced presentation of conflicting interpretations of the facts given").

                  Similarly, it cannot be misleading for Cendant to refuse to characterize its proposed transaction or Mr. Silverman with "pejorative nouns or adjectives or fail to draw adverse inferences from the facts disclosed." Issen v. GSC Enterprises, Inc., 508 F. Supp. 1278, 1290 (N.D. Ill. 1981).

                  Here, AIG has failed to allege any facts, let alone facts with particularity, to support its claims. See Schuster v. Symmetricon, Inc. [Current Transfer Binder] Fed. Sec. L. Rep. (CCH) P. 99, 437, at 96, 865 (N.D. Cal. Feb. 25, 1997) (complaint dismissed where plaintiff failed to point to particular contemporaneous inconsistent statements by defen dants).(6) Nowhere does the Complaint allege with sufficient particularity factual support for

---------------

         (6) The allegations relating to the January 27, 1998 analyst call should be dismissed for the additional reason that AIG fails to allege whether and how these statements to the analysts were relayed to the market. See Zeid v. Kimberley, 930 F. Supp. 431 (N.D. Cal.
         1996) (dismissing complaint for failure to allege that information allegedly conveyed to analysts was relayed to the market). While it states in conclusory fashion that, "[t]hese misleading disclosures were repeated in subsequent public filings and materials disseminated to American Bankers' shareholders" (Compl. P. 22), AIG fails to identify any such document.

                                                                (continued...)

the proposition that any of these allegations about Cendant and Mr. Silverman would hinder or delay regulatory approval. Nor does the Complaint particularize, as it must under the Reform Act, why Defendants' beliefs about regulatory approval were misleading, or allege any specific facts showing that Defendants did not believe that their statements were accurate at the time they were made.

                  In fact, a recent report by an independent third party, Bear Stearns, confirms that Mr. Silverman had an ample basis to state that the AIG and Cendant applications were on equal footing: "[f]rom a regulatory perspective, the companies should be considered on equal footing, both in terms of probability of approval and timing." See Bear Stearns Report at 2. The report points out that both AIG and Cendant will need regulatory approvals by insurance commissions in six states. The report states further that "both companies are qualified, serious potential buyers," and that "Cendant may be better-positioned because its stock carries a higher multiple than that of AIG." Id.

                  Plaintiffs' speculative, conclusory allegations are insufficient as a matter of law and should be dismissed. 15 U.S.C. s 78u-4(b)(1); see also Tuchman v. DSC Communications Corp., 14 F.3d 1061, 1068-70 (5th Cir. 1994) (affirming dismissal of allegations based on information and belief and stating that such pleading technique "'must not be mistaken for license to base claims of fraud on speculation and conclusory allegations'") (citation omitted); Crystal v. Foy, 562 F. Supp. 422, 432-33 (S.D.N.Y. 1983) (dismissing

--------------

(...continued)
          22), AIG fails to identify any such document.
                                      21
plaintiff's securities claim with prejudice for failure to plead with sufficient particularity the source of facts upon which plaintiff's information and belief were based).

                  The 14D-1 filed by Season and Cendant subsequent to the analyst conference sets out in detail for the shareholders to consider the procedures required to obtain state insurance approvals in the requisite states. See Schedule 14D-1 at 39-40.(7) Moreover, the 14D-1 warns that "there can be no assurance that any such approval or action . . . would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company . . . ." Id. at
39. In short, Cendant disclosed everything it was required to disclose; any further disclosure as to the timing of or prospects for regulatory approval would have been speculative, and might well have been affirma tively misleading.

         B. PLAINTIFFS' CHALLENGE TO CENDANT'S SCHEDULE 14D-1 FAILS TO STATE A CLAIM FOR SECURITIES FRAUD.

                  1. AIG'S ALLEGATIONS REGARDING "BUSINESS DOWNTURNS" AND STOCK PRICE FLUCTUATIONS ARE MERITLESS.

                  The balance of AIG's Section 14(e) claims fare no better. Plaintiffs contend that the Schedule 14D-1 should disclose certain purported facts allegedly relevant to the value of the Cendant shares that American Bankers stockholders would receive in a second-step merger. For instance, the complaint alleges that:

---------------

         (7) Cendant disclosed in Amendment No. 3 to its Schedule 14D-1 that it has filed a motion to consolidate the proceedings before the Florida Department of Insurance. On February 11, 1998, Cendant filed a motion to intervene in the proceedings before the Arizona Department of Insurance.

         o "The Schedule 14D-1 ... fails to disclose that a substantial portion of Cendant's business is exposed to substantial risks of a business downturn." (Compl. P. 34)

         o "[T]he Schedule 14D-1 ... failed to disclose that a decrease in the number of such acquisitions [by Cendant] would create serious downward pressure on earnings." (Compl.P. 35)

         o "Neither the Schedule 14D-1 nor any of Cendant's public filings disclose the recent volatility of HFS stock or potential volatility of Cendant stock, and the serious risk that American Bankers' shareholders may not get $58.00 per share immediately after the Cendant Merger closes." (Compl.
                  P. 32)

                  Of course, the value of Cendant stock could fluctuate after the closing of the second-step merger. As a matter of law, defendants are not required to disclose an obvious, self-evident fact such as that. Zerman v. Ball, 735 F.2d 15, 21 (2d Cir. 1984) ("It is not a violation of any securities law to fail to disclose a result that is obvious even to a person with only an elementary understanding of the stock market.") (internal quotation marks omitted); Sulzer v. Associated Madison Companies, Inc., 1985 WL 5856 (M.D. Fla. May 10, 1985) ("[T]he corporation has no duty to disclose facts which would be obvious to the ordinary investor.").(8) Nor are they required to disclose Plaintiffs' own unsubstantiated "vague

---------------

         (8) The Complaint also alleges that Defendants' statement that the Cendant Bid represents a premium of $11.00 over the per common share value of the AIG Proposed Merger is "false and misleading because it implies that American Bankers shareholder [sic] are receiving a fixed value for their shares when in fact they are receiving something far more speculative -- Cendant stock." (Compl. P. 37). The Schedule 14D-1 makes clear that the form of consideration in the second step merger is Cendant stock which at the time of issuance will have a value of $58 per American Bankers share. As a result, Plaintiffs' pejorative characterization of Cendant's stock as "speculative" is immaterial as a matter of law. Hecco Ventures v. Avalon Energy Corp., 606 F. Supp. 512, 519 (S.D.N.Y. 1985) ("Nor is there any duty to disclose [plaintiffs']

         pejorative characterizations of the merger."). Moreover, in a proxy contest, neither

                                                                (continued...)
                                      23
projections" about defendants' future business prospects. Schaffer v. Timberland Co., 924 F. Supp. 1298, 1313 (D.N.H. 1996); Garcia v. Cordova, 930 F.2d 826, 830 (10th Cir. 1991) (finding a Morgan Stanley opinion that a stock's value could be between $40.00 and $100.00 per share to be speculative and fall within the general rule that "unreliable information may be held to be immaterial as a matter of law."). Finally, as shown in Part C below, Cendant is not required to disclose in its Schedule 14D-1 all of the information that would be disclosed in a registration statement.

                  2.     AIG'S "FINANCING" CLAIM IS ALSO MERITLESS.

                  AIG's claim that Cendant has misleadingly stated that its tender offer is not conditioned on financing is conclusively refuted by the terms of Cendant's Schedule 14D-1. The first page of the Schedule 14D-1 sets forth all conditions to the offer. It is clear that financing is not one of them. The mere fact that there are conditions in the lending agreements between Cendant and its banks is wholly irrelevant, and in any event, those conditions are fully disclosed on pages 24 and 25 of the Schedule 14D-1.

         C. PLAINTIFFS HAVE NO STANDING TO ALLEGE A VIOLATION OF SECTION 5 OF THE EXCHANGE ACT.

                  Finally, in Count III of the Complaint, Plaintiffs allege that Defendants violated Section 5 of the Securities Act of 1933, 15 U.S.C. ss.ss. 77c(a) and (c), by making statements regarding the superiority of the Cendant bid to the AIG Merger Proposal prior to

---------------

(...continued)
         party is required to promote the other's position. See, e.g., Bertoglio v. Texas Int'l Co., 488 F. Supp. 630, 649 (D. Del. 1980) ("the federal proxy rules do not require ... disclosure of one's opponent's characterization of the facts").

the filing of a registration statement covering the Cendant stock that would be offered to American Bankers shareholders in a second step merger. It is well established, however, that Sections 5(a) and 5(c) of the 1933 Act, standing alone, do not create any private right of action. See Vennittilli v. Primerica, Inc., 943 F. Supp. 793, 801 (E.D. Mich. 1996) (citing LeCroy v.
Dean Witter Reynolds, Inc., 585 F. Supp. 753, 757 (E.D. Ark. 1984) ("[Section
5 of the Securities Act], standing alone, creates no private cause of action
 ...")). See also Goldblum v. Boyd, 60 F.R.D. 421, 423 (W.D. La. 1973) (quoting Greater Iowa Corp. v. McClendon, 378 F.2d 783, 789 (8th Cir. 1967) for the proposition that "[n]o civil enforce ment is provided in [15 U.S.C. ss.77e(a)]").

                  Recognizing this defect, Plaintiffs attempt to bootstrap their way to standing to bring a private cause of action under Section 5 of the 1933 Act by captioning the count as one brought under "Section 14(a) of the Exchange Act based upon violation of Section 5 of the 1933 Act". The attempt must fail. See Greater Iowa Corp., 378 F.2d at 790 ("It is our conclusion that private civil liability for violations of ss.5(a) . . . exists only when the provisions of ss.12 of the 1933 Act (15 U.S.C. ss.771) [i.e., that one must be a purchaser of securities] are met. Therefore, plaintiffs have no jurisdictional standing to invoke the provisions of ss.5(a) . . . of the 1933 Act." (citations omitted)).

                  In any event, the allegations of the Complaint do not amount to a violation of Section 5 of the 1933 Act because Cendant is under no obligation at this stage to file any registration statement or prospectus in respect of the shares it will issue in connection with any second step merger. See Radol v. Thomas, 772 F.2d 244, 254 (6th Cir. 1985) ("'[A] tender offer and subsequent merger are distinct acts with separate concerns toward which the securities laws and SEC rules are directed in their regulatory schemes,' and that it [is] 'entirely appropriate to consider each step in "'a transaction separately.'"), cert. denied, 477 U.S. 903 (1986); SEC Release No. 34-14699, [3 Transfer Binder] Fed. Sec. L. Rep. (CCH) P. 24,284 H at 17,775-5 (Apr. 24,
1978) (the disclosure required by the Williams Act to be made by a bidder in a cash tender offer concerning a subsequent statutory merger "should not be deemed to constitute an 'offer to sell' ... and should not therefore require the filing of a registration statement ... prior to the commencement of such tender offer"); see also American General Corp. v. NLT Corp., 1982 WL 1332 *22 (S.D. Tex.) ("NLT is not required to disclose the precise terms of the security it proposes to issue in a merger with American General because a tender offer and subsequent merger are separate transactions and therefore 'full merger prospectus disclosure is not required at the tender offer stage.'") (citing Sheinberg v. Flour Corp., 514 F. Supp. 133, 137 (S.D.N.Y.
1981)). Plaintiffs' complaint should be dismissed.

                                  CONCLUSION

                  For the foregoing reasons, the defendants respectfully request that their Motion to Dismiss be granted.

Of Counsel:                                      SHUTTS & BOWEN LLP
Jonathan J. Lerner                               1500 Miami Center
Samuel Kadet                                     201 South Biscayne Boulevard
Seth M. Schwartz                                 Miami, Florida  33131
SKADDEN, ARPS, SLATE,                            Telephone:  305-358-6300
  MEAGHER & FLOM LLP                             Facsimile:   305-381-9982
919 Third Avenue
New York, New York  10022
Telephone:  212-735-3000
Facsimile:   212-735-2000
                                                 By: /s/ Robert T. Wright, Jr.
                                                    ---------------------------

Dated:  February 13, 1998                         Robert T. Wright, Jr.
                                                  Florida Bar No. 185525

                                                  Attorneys for Plaintiffs
                                                  Cendant Corporation and
                                                  Season Acquisition Corp.

                            CERTIFICATE OF SERVICE

                  I HEREBY CERTIFY that a true and correct copy of the foregoing Memorandum of Law has been served this 13TH day of FEBRUARY, 1998, upon the following:


VIA HAND-DELIVERY TO:                       VIA FACSIMILE AND U.S. MAIL TO:
Lewis F. Murphy, Esq.                       Richard H. Klapper, Esq.
Steel, Hector & Davis LLP                   SULLIVAN & CROMWELL
Co-Counsel for AIG and AIGF                 Co-Counsel for AIG and AIGF
200 South Biscayne Boulevard                125 Broad Street
First Union Financial Center, Suite 4000    New York, New York 10004-2498
Miami, Florida 33131-2398                   Facsimile:  (212) 558-4000



                                            ---------------------------------

                                                                     Exhibit A
                                                                     2/12/98

Steve Kernkraut (212) 272-4305
Joe Buckley (212) 272-4263

Subject:  Company Update
Industry:  Retailing; Consumer Services

                           BEAR, STEARNS & CO. INC.
                               EQUITY RESEARCH

                        Cendant Corp. (CD - 37) - Buy

                  A Lot of Noise Around American Bankers Bid
-------------------------------------------------------------------------------
*** American International Group filed a lawsuit in Florida late last week against Cendant related to its proposal to acquire American Bankers Group Insurance, Inc. for $58 per share. Cendant had previously filed a suit against AIG seeking to eliminate certain provisions of AIG's definitive agreement to acquire American Bankers at $47 per share.

*** American Bankers announced that its board was unable to take a position on the Cendant proposal because it was unable to access certain aspects of the proposal and that ABI would request a hearing with the Florida insurance regulatory authorities.

*** From a Cendant perspective, we think that nothing has changed. The company proposed to buy ABI for $58 in cash and stock, offering a 23% premium to the $47 per share in AIG's definitive agreement to acquire ABI. ABI's principal business is the direct marketing of credit insurance, a business which Cendant management believes it can grow substantially by leveraging its existing direct marketing expertise, and distribution channels.

*** We continue to recommend purchase of CD shares. As investors become more familiar with this newly created $30 billion+ market capitalization company that we expect to grow at a 25% rate, we anticipate a higher valuation for the stock. We refer interested clients to our recently published (dated January
10, 1998) comprehensive report on Cendant for detailed analysis.
-------------------------------------------------------------------------------
MARKET CAPITALIZATION $33.750 (MM)

EARNINGS       01 Mar    02 Jun    03 Dec    04 Year              P/E
Current 1996   $0.14     $0.17     $0.20     $0.19     $0.70

Current 1997   $0.19A    $0.25A    $0.29A    $0.28A    $1.00A    37.5x

Current 1998   $0.25E    $0.31E    $0.37E    $0.35E    $1.28E    29.3x

Current 1999                                           $1.62E    22.8x

There has recently been a flurry of news concerning the competitive bidding situation for American Banker's Group. The news included a lawsuit by AIG against Cendant, a statement that ABI's board could not take a position on their Cendant bid, a full page Wall Street Journal ad on Friday from AIG that heralded that AIG's $47 per share bid was superior to Cendant's $58 for a number of reasons and an answering full page ad in Tuesday's New York Times from Cendant. The AIG ad seemed to principally address ABI's employees. The bottom line message of the Cendant ad was that $58 is higher than $47.

Despite this flurry of activity, nothing has really changed Cendant is proposing to acquire American Bankers at $58 per share in cash (the cash portion is reflected in a tender offer to acquire up to a $14 equity stake in ABI at $58 per share and stock in an unsolicited bid. ABI and AIG had reached a definitive agreement in December whereby AIG would acquire ABI for $47 per share in cash and stock. This definitive agreement includes provisions that prohibit ABI's board from discussion with other potential buyers of the company for 120 days and that grant AIG an option to acquire 19.9% of American Bankers stock if another bidder emerges. Cendant is seeking in litigation to negate these two provision of the agreement. To exercise the option provision, AIG would need regulatory approval.

Cendant is seeking ABI because it believes that it can significantly grow its business-- the direct marketing of credit insurance-- through its existing direct marketing expertise and distribution channels. From a Cendant perspective, it would be a classic case of an acquisition with "comparative advantage"-- i.e., where the core competencies of Cendant substantially enhance the value of the acquired business. The company believes that over a 2-3 year time frame, there is an incremental $140 million of pretax earnings that can be derived from ABI principally by growing the business. The targeted cost savings component of this $140 million is only $10 million. Cendant indicates that it can double ABI's response rate in its direct marketing efforts from the current level of about 8%. The company has historically achieved this rate of response in a number of its direct marketing programs. We believe that the growth synergy would include marketing ABI's credit insurance product through other Cendant channels, as well as marketing other Cendant products to ABI customers.

Both AIG and Cendant will need regulatory approvals by insurance commissions in six states. The commissions' role is to protect the policy holders. Claims in the credit insurance business are relatively small because they represent credit card balances or other installment debt. This should be a non-issue for each of the bidders. AIG may appear to have an advantage in the regulatory hearings because of its stature in the insurance industry. But as Cendant pointedly notes in its newspaper ad, AIG has an aggressive reputation in terms of addressing (or not addressing) policy claims. The Cendant ad cites specific Wall Street Journal articles with direct quotes criticizing AIG's policy claims management. This suggests that from a regulatory perspective, the companies should be considered on equal footing, both in terms of probability of approval and timing.

From a broader financial perspective, AIG is heralding its AAA-rating. But Cendant is also quite strong financially with an A-rating; the company notes that this is a higher debt rating than is currently enjoyed by American Bankers. Excluding assets and matched liabilities of its management programs. Cendant has long term debt of $1.3 billion (including about $800 million of convertible debt) and shareholders' equity of $4.5 billion. The Company, in our view, has substantial unused debt capacity. In addition, we forecast Cendant's free cash flow at $1.3 billion for 1998 and $1.7 billion for 1999. In our check within the insurance industry, we find that Cendant's financial position would qualify it as a buyer from a regulatory perspective. Again, we conclude that both companies are qualified, serious potential buyers. In fact, because the deal is a cash/stock combination. Cendant may be better-positioned because its stock carries a higher multiple than that of AIG.


Companies Mentioned: CD. ABI. AIG.

Within the past three years, Bear, Stearns & Co, Inc. or one of its affiliates was the manager (co-manager) of a public offering of securities of this company and/or has performed other banking services for which it has received a fee.
A managing director of Bear, Stearns & Co, Inc. is a director of this company.

First Call Corporation - all rights reserved. 617/345-2500

                                                                     Exhibit B

                     IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF TEXAS
                             FORT WORTH DIVISION

UNION PACIFIC RESOURCES GROUP,
INC.

VS.                                          CIVIL ACTION NO. 4:97-CV-509-Y

PENNZOIL COMPANY


                                     ORDER
                                     -----

         This matter is before the Court on Plaintiffs' September 8, 1997 Motion to Dismiss and/or Deny Pennzoil's Application for Preliminary Injunction as moot. Even though the parties dispute whether or not the disclosures Plaintiffs made on September 8th were required, for the present purposes because the September 8th amendment to Plaintiffs' schedule 14D-1 contains the disclosures Pennzoil sought by way of injunction to require Plaintiffs to make, it is not necessary for the Court to make any finding that Plaintiffs did, or did not, violate the Act nor whether the disclosures which were made were required. Accordingly, Plaintiffs' Motion to Dismiss and/or Deny [document number 247] is hereby GRANTED, in that Pennzoil's August 11th Application for Preliminary Injunction [document 110] is hereby denied as MOOT.

         SO ORDERED.

         SIGNED September 10, 1997


                                                  /s/ Terry R. Means
                                                  ----------------------------
                                                  TERRY R. MEANS
                                                  UNITED STATES DISTRICT JUDGE